UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-31545

Synplicity, Inc.

(Exact name of registrant as specified in its charter)

600 West California Avenue, Sunnyvale, California 94086, (408) 215-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, no par value

(Title of each class of securities covered by this Form)

n/a

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Effective May 15, 2008, Synplicity, Inc., a California corporation, merged with and into St. Andrews Acquisition Corp., a California corporation and wholly owned subsidiary of Synopsys, Inc., a Delaware corporation, with Synplicity, Inc. surviving as a wholly owned subsidiary of Synopsys, Inc. As consideration for the merger in which Synplicity, Inc. became a wholly owned subsidiary of Synopsys, Inc., each outstanding share of Synplicity, Inc. immediately prior to the effective time of the merger was converted into the right to receive $8.00 in cash, without interest.

Pursuant to the requirements of the Securities Exchange Act of 1934 Synplicity, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	5/23/08	By:	/s/ Erika Varga
Erika Varga
President, Chief Executive Officer, Chief Financial Officer, Vice President, and Secretary